

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 29, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A ordinary shares, par value $0.0001 of ION ACQUISITION CORP 3 LTD. under the Exchange Act of 1934.

Sincerely,

